UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
____________________

GAMING PARTNERS INTERNATIONAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

36467A107
(CUSIP Number)

Michael T. Raymond
Dickinson Wright, PLLC
2600 W. Big Beaver Rd., Suite 300
Troy, Michigan 48084-3312
248-433-7274
_____________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2012 (See Introduction)
(Date of Event which Requires Filing of This Statement)
____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36467A107
1.	NAMES OF REPORTING PERSON Warren S. Spivak
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	264,937 shares
	8.	SHARED VOTING POWER	0 shares
	9.	SOLE DISPOSITIVE POWER	264,937 shares
	10.	SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,937 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	3.3%
14.	IN

CUSIP No. 36467A107
1.	NAMES OF REPORTING PERSON Lewis Roger Felder, MD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	75,824 shares
	8.	SHARED VOTING POWER	0 shares
	9.	SOLE DISPOSITIVE POWER	75,824 shares
	10.	SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,824 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	0.9%
14.	IN

Introduction

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is being filed by Warren S. Spivak and Lewis Roger Felder, MD (the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (“Common Stock”) of Gaming Partners International Corporation (“Issuer” or “GPIC”).  The Reporting Persons previously agreed to act in concert with the common purpose of assessing whether the Issuer’s management and board of directors are currently acting in the best interests of the shareholders and to potentially develop and recommend various courses of action for consideration by the Issuer’s management and board of directors that the Reporting Persons believe will maximize shareholder value.  The purpose of this Amendment No. 4 is to amend and restate the Items set forth below.  This is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons, whose combined beneficial ownership of the Issuer’s outstanding shares of Common Stock fell below 5% on December 18, 2012.

Item 1.  Security and Issuer

No material change.

Item 2.  Identity and Background

No material change.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Warren S. Spivak was the beneficial owner of 332,724 shares of GPIC, which represented approximately 4.1% of the Issuer’s outstanding shares of Common Stock.  Pursuant to brokerage transactions effected from December 18, 2012 to December 19, 2012, Mr. Spivak disposed of 67,787 shares of Common Stock of the Issuer.  As a result, on December 18, 2012, the Reporting Persons’ combined beneficial ownership of the Issuer’s outstanding shares of Common Stock fell below 5%.

Item 4.  Purpose of Transaction

The purpose of the transactions being reported is Mr. Warren S. Spivak’s disposition of 67,787 shares of Common Stock of the Issuer in brokerage transactions effected from December 18, 2012 to December 19, 2012.  Mr. Spivak is currently holding his remaining 264,937 shares for investment purposes.  Mr. Spivak has no plans or proposals that relate to or that would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)
Each of the Reporting Persons beneficially owns the number of shares of Common Stock reflected in Column 1 of the table below next to his name.  Column 2 shows the percentage that such number of shares bears to 8,100,504, which is the total number of shares reflected as outstanding on GPIC’s Quarterly Report on Form 10-Q for the period ended September 30, 2012.

	Column 1 Number of Shares	Column 2 Percentage of Shares Outstanding
Warren S. Spivak	264,937	3.3%
Lewis Roger Felder, MD	75,824	0.9%

(b)	The following table summarizes sole and share voting and dispositive power of the Reporting Persons.

	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition of	Shared Power to Dispose or Direct the Disposition of
Warren S. Spivak	264,937		264,937
Lewis Roger Felder, MD	75,824		75,824

(c)
During the sixty (60) days leading up to and including the day the Reporting Persons’ combined beneficial ownership level fell below 5% of the Issuer’s outstanding shares of Common Stock, the following sales of shares were made by the Reporting Person named below in brokerage transactions:

Individual	Trade Date	Shares Sold	Price ($)
Warren S. Spivak	12/18/2012	300	6.89
Warren S. Spivak	12/18/2012	300	6.89
Warren S. Spivak	12/18/2012	9,393	6.88
Warren S. Spivak	12/18/2012	7	7.00
Warren S. Spivak	12/18/2012	2,500	6.70
Warren S. Spivak	12/18/2012	600	6.90
Warren S. Spivak	12/18/2012	97	6.90
Warren S. Spivak	12/18/2012	900	6.89
Warren S. Spivak	12/18/2012	3,107	6.88
Warren S. Spivak	12/18/2012	403	6.86
Warren S. Spivak	12/18/2012	8,093	6.85
Warren S. Spivak	12/18/2012	200	6.83
Warren S. Spivak	12/18/2012	100	6.82
Warren S. Spivak	12/18/2012	100	6.82
Warren S. Spivak	12/18/2012	200	6.81
Warren S. Spivak	12/18/2012	400	6.81
Warren S. Spivak	12/18/2012	300	6.80
Warren S. Spivak	12/18/2012	400	6.77
Warren S. Spivak	12/18/2012	600	6.75
Warren S. Spivak	12/18/2012	400	6.71

Warren S. Spivak	12/18/2012	18,100	6.70
Warren S. Spivak	12/18/2012	1,000	6.69
Warren S. Spivak	12/18/2012	100	6.68
Warren S. Spivak	12/18/2012	5,300	6.68
Warren S. Spivak	12/18/2012	100	6.67
Warren S. Spivak	12/18/2012	4,700	6.67
Warren S. Spivak	12/18/2012	500	6.66
Warren S. Spivak	12/18/2012	8,400	6.65
Warren S. Spivak	12/18/2012	200	6.64
Warren S. Spivak	12/18/2012	100	6.63
Warren S. Spivak	12/18/2012	100	6.62
Warren S. Spivak	12/18/2012	100	6.61
Warren S. Spivak	12/18/2012	200	6.60
Warren S. Spivak	12/18/2012	200	6.58
Warren S. Spivak	12/19/2012	287	7.00

(d)	None.

(e)	On December 18, 2012, the Reporting Persons ceased to be the combined beneficial owners of more than 5% of the Issuer’s outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

No material change.

Item 7. Material to be Filed as Exhibits

None.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Warren S. Spivak	January 16, 2013
Warren S. Spivak

By:	/s/ Lewis Roger Felder, MD	January 16, 2013
Lewis Roger Felder, MD